UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 10, 2023, Immatics N.V. (the “Company”) announced the initiation of a Phase 1/2 clinical trial with its proprietary Bispecific T cell engaging receptor (TCER®) IMA402. IMA402 is the second product candidate in Immatics’ TCER® pipeline of next-generation, half-life extended bispecific molecules to enter clinical development. It targets an HLA-A*02:01-presented peptide derived from PRAME, a clinically established cancer target frequently expressed in a large variety of solid tumors.

Primary objectives of the IMA402 Phase 1/2 trial are to determine the maximum tolerated dose (MTD) and/or the recommended doses for trial extensions, as well as to characterize safety and tolerability of IMA402. Secondary objectives are to evaluate anti-tumor activity and assess pharmacokinetics of IMA402. The Phase 1a dose escalation will be followed by a Phase 1b dose expansion, with the plan then to initiate a Phase 2 with indication-specific cohorts and/or combination therapies. Pharmacokinetics data will be assessed throughout the trial and might provide an early opportunity for adjustment of the treatment interval based on the half-life extended TCER® format. The trial is initially planned to be conducted at approximately 15 sites in Europe, with extension into the US at dose expansion stage. The Phase 1a is designed to enroll approximately 45 patients.

In connection with the initiation of the Phase 1/2 clinical trial, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: August 10, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer